Exhibit 99.2

Western Wind Energy Corp.

Management Discussion and Analysis

For the Three Months Ended March 31, 2008

May 30, 2008

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited financial statements of Western Wind Energy Corp. (“Western Wind” or the “Company”) for the Three Months Ended March 31, 2008.  All amounts are expressed in Canadian dollars unless otherwise stated.

This report, including the MD&A, contains forward-looking statements, including statements regarding the business and anticipated future financial performance of the Company, which involve risks and uncertainties. These risks and uncertainties may cause the Company’s actual results to differ materially from those contemplated by the forward-looking statements. Factors that might cause or contribute to such differences include, among others, market price, continued availability of capital and financing and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  Investors are also directed to consider other risks and uncertainties discussed in the Company’s required financial statements and filings.

Overall Performance

Corporate Summary

The Company owns two wind energy electrical generation facilities and is developing wind energy projects in California and Arizona. The Windridge generating facility in Tehachapi, California has a 4 MW rated capacity and the Mesa Wind Power generating facility near Palm Springs, California has a 30 MW rated capacity. In California and Arizona, the Company has purchased or leased land to build wind farms and is continuing to carry out meteorological, environmental, geotechnical, permitting and zoning work to further the development of these properties into wind farms.

The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Bakersfield, California. It is listed on the TSX Venture Exchange under the symbol “WND”, and the OTC Bulletin Board trading on the Pink Sheets market under the symbol “WNDEF”.

The Company has assembled a management team that is experienced in various aspects of the wind energy business, including but not limited to site evaluation, energy analysis, site acquisition, transmission, permitting and zoning, turbine selection, construction, environmental, operations and sales and marketing.

The Company operates through two wholly-owned subsidiaries that are responsible for the management of wind farms and the development of new energy projects. Aero Energy LLC (“Aero”) is responsible for land ownership in California as well as the operation of the existing 4 MW Windridge wind farm. Verde Resources Corporation (“Verde”) is responsible for the land ownership in Arizona, the development of all Arizona and California wind projects and the operation of the existing 30 MW Mesa Wind Farm through its wholly-owned subsidiary, Mesa Wind Power Corporation (“Mesa Wind”).

The Company has incorporated Western Solargenics Inc. (“Solargenics”) to pursue the development of solar energy and is looking at projects in California and Ontario, Canada.

The Company employs six full time consultants, one full time employee and three part-time consultants to develop new wind farms and manage the Company. The Mesa Wind Farm and the Windridge Wind Farm are managed by an unrelated company, Airstreams Maintenance Corp., who operate and maintain the wind farms.

Operations

California – Windstar 120 MW

The Company owns 1,389 acres of land in the Tehachapi Pass Wind Park. Parcels in excess of 40 acres are zoned for wind farm development and the smaller properties are being rezoned. Five meteorological towers have been erected to provide data for wind assessment reports to forecast electricity production and to site the wind turbines to optimize electricity production.

The Tehachapi Pass Wind Park is one of the largest wind parks in the world with over 5,000 wind turbines owned and operated by a variety of different entities. Tehachapi Pass generates over 705 megawatts of name plated capacity and produces over 1.4 billion kilowatt hours of electricity per year.

The Company is continuing to purchase property in Tehachapi since it is one of the most favorable regions to develop wind energy. California’s electricity rates are among the highest in the United States and the State of California has mandated electrical utilities to supply 20% of their total retail electrical sales from renewable resources by 2010.  The renewable portfolio standard will require 8,000 MW of new wind generation of which approximately 4,000 MW is expected to be developed in Tehachapi.

In Tehachapi, the mean-average annual wind speeds and frequency distributions are well documented due to the long history of wind energy in the area.  Capacity factors in Tehachapi are in excess of 40% using modern wind turbines.

On March 8, 2005, the Company negotiated a power purchase agreement with Southern California Edison to supply the output from a 120 MW facility no later than December 31, 2009. The contract is subject to the Company acquiring turbines at prices less than $850 per kW and may be amended if turbine prices exceed that amount.  In 2006 the Company issued a US$1 million letter of credit to Southern California Edison to secure our performance pursuant to the Power Purchase Agreement.

On February 16, 2006, the Company made an application to the Federal Energy Regulatory Commission (“FERC”) to require Sagebrush Partnership to provide transmission access to the Company for 50 MW to 120 MW of firm capacity.  The Federal Power Act requires that transmission qualifying facilities provide access to public utilities and small independent power generators at costs that the qualifying facilities charge themselves for transmission.  On April 28, 2006, FERC granted an order requiring Sagebrush Partnership to enter into an interconnection agreement with the Company subject to the negotiation of commercial terms. The Company received a final order on March 15, 2007 from the FERC confirming that the system impact study concludes that there is sufficient firm transmission capacity to satisfy our requirements and requiring Sagebrush Partnership to provide us access to the transmission line after a 33 MW allocation to one of the Sagebrush Partners.  The order requires that the wind farm have Qualifying Facility status pursuant to Public Utilities Regulatory Policies Act of 1978 and that the parties submit the interconnection and transmission agreement within 30 days of the order. On August 28, 2007, the FERC confirmed its March 15, 2007 final order and the allowable period for an appeal has now expired.

The Company expenses the property carrying costs such as property taxes, liability insurance costs and mortgage interest and capitalizes the wind farm development costs which include costs related to zoning and permitting, geotechnical, engineering and interconnection studies and legal fees related to transmission, power purchase and regulatory matters. The Company has capitalized $540,228 in construction-in-progress costs as at March 31, 2008.

The completion of the project is dependent upon the Company’s ability to obtain the necessary permitting and zoning, to complete satisfactory wind, environmental and geotechnical assessments, to purchase and arrange delivery of wind turbines to meet completion deadlines, to renegotiate the electricity price in the power purchase contract with Southern California Edison, to obtain development and construction approvals and to raise sufficient debt and/or  equity capital to finance the construction of the project.

California – Windridge

The Company owns the Windridge Wind Farm which consists of 192 acres of land in Tehachapi, 43 Windmatic turbines, a substation, a collection system and an assignment of a Power Purchase Agreement with Southern California Edison expiring on December 7, 2014 to deliver the output from 4 MW of capacity.  The facility is operating below its rated capacity but management believes that the Windridge property can be redeveloped into a 9 MW generating facility. Southern California Edison has advised the Company to redevelop the existing transmission capacity of 4 MW and to add a further 5 MW of generation on the Sagebrush line.

California – Mesa Wind Farm

The Company owns the Mesa Wind Farm which is located in the San Gorgonio Pass near Palm Springs. The assets include a right-of-way on 440 acres of land owned by the Bureau of Land Management, a power purchase agreement with the Southern California Edison Company, 500 wind turbines at capacity, a collection system, a substation, roads and a maintenance building.

The right-of-way expires on January 26, 2013 and grants the leaseholder the right to enter into a new 30 year right-of-way if the agreement is not in default.  The Power Purchase and Interconnection Agreement expires on June 22, 2010 and provides for the sale of electricity on an “as available” basis at Southern California Edison’s short-run avoided cost.  The electricity production over the last nine years has been approximately 60 million kWh’s per year.

Of the original 500 Vestas V15 turbines, there currently is an operational capacity of approximately 430 and all operations and maintenance are subcontracted out to Airstreams Maintenance Corporation (“AMC”), an independent company that has extensive experience in operating and maintaining wind farms and overhauling wind turbines.

The original acquisition was financed by a US$13.4 million loan from Pacific Hydro Limited (Pacific Hydro) which is secured by the shares in Mesa Wind. The shares would be transferred to Pacific Hydro if the loan plus interest is not repaid by June 24, 2008.

The Company has completed the plan of development, environmental and archeological assessments that are required for a new right-of-way and has been short listed for the sale of electricity to Southern California Edison.    A leading consultant has been engaged for a wind assessment study to determine the siting of the wind turbines for its 50 MW Redevelopment Project. As at March 31, 2008 the Company has capitalized $88,698 in construction-in-progress costs related to these activities and has provided a US$90,000 letter of credit to secure its performance pursuant to the 2007 Request for Proposals with Southern California Edison.

Arizona - Steel Park

The Company owns 1,128 acres of land near Kingman and leases an adjacent 19,054 acres of land from Bureau of Land Management and plans to construct a wind farm with up to 250 MW of generating capacity.  The Company intends to complete a preliminary environmental assessment, so that meteorological towers can be installed on the property, and other due diligence activities to finalize development plans.  The right-of-way is for three years with an option for an additional 30 years.

California – New Projects

The Company entered into an agreement with an independent consultant to acquire proprietary wind data for sites within California that may be developed into wind farms.  These projects are at an early stage of development and the Company is carrying out preliminary due diligence to determine the feasibility of these sites for wind energy development, or in the case of acquired projects, is conducting environmental studies. One such project is near Barstow, California where the Company has secured a right-of-way for 2,400 acres of land owned by Bureau of Land Management with development potential of up to 100MW of wind energy.

Other Real Estate

The Company owns an additional 800 acres by way of clear title in Arizona that the Company may sell or develop for commercial real estate or energy purposes.  It is recorded at a cost of $341,723.

Legal Proceedings

Settlement Agreement with Pacific Hydro

On September 28, 2007, the Company entered into a settlement agreement with Pacific Hydro that provided for settlement of various lawsuits and the termination of the business relationship between the parties.  Pursuant to the settlement agreement and a subsequent amendment:

(a)

The common shares of Mesa Wind and the resignations of Mesa Wind’s officers and directors were placed in escrow (“Mesa Deposit”) until the earlier of the repayment of the US$13,400,000 Mesa Wind acquisition loan and accrued interest (the “Mesa Loan”) by June 24, 2008 (the “Repayment Date”).  If the Mesa Loan is repaid, the common shares of Mesa Wind will be returned to the Company and if the Mesa Loan is not repaid, the common shares will be transferred to Pacific Hydro as full satisfaction of the Mesa Loan.

(b)

If the Mesa Loan is repaid by the Repayment Date, there will be a reduction of interest charged by Pacific Hydro from LIBOR plus 6% to LIBOR plus 2.25% from January 1, 2007 to the date that the Mesa Loan is repaid and a reduction of the loan principal by US$3,000,000.

(c)

If the Mesa Loan is not repaid and the common shares of Mesa Wind are not released to Pacific Hydro from escrow, the Company is required to pay Pacific Hydro’s legal fees up to US$350,000 to enforce the terms of the settlement agreement.

(d)

If the Mesa Loan is not repaid and the common shares of Mesa Wind are not released to Pacific Hydro from escrow as required by the settlement agreement and Pacific Hydro must exercise its existing security to foreclose, the Company is required to pay Pacific Hydro’s legal fees related to the foreclosure.

If the Mesa Loan is not repaid by the Repayment Date, Pacific Hydro has the right to continue the litigation with respect to the alliance agreement and the alleged redemption rights as described in Contingent Liabilities below.

Development Strategy

General

The Company acquires and develops sites or existing wind farms based on the following criteria:

(a)

Availability and access to transmission;

(b)

Superior wind resources to justify a commercial wind energy facility;

(c)

Permitting and zoning policies that allow wind farm development;

(d)

Satisfactory environmental and archeological studies;

(e)

Satisfactory terrain and geographic features that do not impede development;

(f)

Regional support of renewable energy;

(g)

Local political support for wind power development;

(h)

Adequate incentives at the federal and state levels;

(i)

Projected  electricity prices; and

(j)

Growing demand for electricity.

Development activities are carried out by the Company’s internal consultants as well as third party consultants who are experienced in assessing wind resources and completing the necessary development programs to build a wind farm.

The Company has decided to focus its primary efforts on developing its properties in California and Arizona since these States have renewable energy portfolio standards and relatively high energy prices. A secondary focus will be on other high energy price jurisdictions such as Ontario, Canada where there is a high tie-in price offered for small solar projects and certain Caribbean islands that are in need of dependable renewable energy.

Revenue Strategies

Revenue sources for wind farms situated in the US come from the sale of electricity and, sale of green credits.  Electricity prices vary due to the demand for electricity, competing electricity sources and the support for renewable energy.  Green credits are a developing market that is expected to evolve into a significant source of revenue.  The Company will continue to focus on markets that will provide the highest potential returns.

Financing Strategies

The Company plans to raise capital through institutional sources experienced in power project financing to finance the construction and operation of wind energy facilities.  These financial sources are familiar with the operation of electrical generating facilities and their potential operating and construction risks.  The amount of project debt that is available depends upon the projected cash flow, the existence of a long term power purchase contract with credit-worthy utilities, the wind assessment report, the identity of the turbine supplier and the general contractor and the interest rates existing when funds are drawn down.

In the US, power project financings generally use a limited liability corporation to secure tax equity financing and to monetize any tax benefits that cannot be used by the Company or its subsidiaries.  The value of the tax losses resulting from accelerated depreciation and the value of Federal Production Tax Credits of approximately US$0.02 per kWh can represent a significant portion of the value of a wind farm project.

The Company’s primary financial strategy is to minimize dilution by only issuing shares at the corporate level if the overall shareholder dilution is less than selling an interest in certain projects to raise the equity required to finance project development.  The highest return on a developers’ investment is expected to come from a combination of project debt and tax equity investors.

Project and Contractual Obligations

The Company is affected by local, county, state or provincial and federal legislation concerning environmental, zoning, permitting and operating laws and regulations in the jurisdictions that the Company and its subsidiaries operate..  The Company believes that it is in material compliance with all laws and regulations that it or its subsidiaries are subject to.

Windstar 120 MW Project

The Company’s contract with Southern California Edison requires that the facility be completed by December 31, 2009. The agreement can be cancelled if turbine prices increase above specified levels. The Company has posted a $1 million letter of credit that can be drawn on by Southern California Edison if the facility is not completed by December 31, 2009. The Company, however, has an option to extend the terms of the letter of credit without incurring any liability.  The letter of credit is subject to the same cancellation privileges as contained in the power purchase agreement.  The Company will be negotiating amendments to the power purchase agreement to reflect the higher cost of wind turbines and existing wholesale electricity rates.  The Company is not currently aware of any other risks associated with the contract with Southern California Edison.

The Company entered into mortgages to finance the purchase of land in Tehachapi, California and the balance at March 31, 2007 was $375,053. The mortgages are repayable in blended monthly payments with interest at rates from 6.5% to 8% and with terms of three to seven years.  The mortgages are secured by first charges on the land.

The Company is required to pay property taxes on its real estate holdings. For the Three Months Ended March 31, 2008 property taxes were $10,032. The Company also maintains liability insurance on its properties and the amount allocated to the Windstar 120 MW Project was $3,970.

Windridge 9 MW Redevelopment Project

The purchase of the Windridge Wind Farm was financed by a mortgage of $272,608 (US$275,000) with interest payable annually at the rate of 8% and principal due on February 17, 2008 and then extended to May 10, 2008. The loan and accrued interest are convertible into common shares, at the option of the holder, at a price of US$1.40 per share and accrued interest is convertible at the closing price of the common shares at the date that the note is converted. The note is redeemable by the Company upon 30 days notice and is secured by a first charge on the land. The loan was not repaid on May 10, 2008, as due, however the parties are in discussions on further extensions.

Mesa Wind Power

Mesa Wind has a Standard Offer Power Purchase and Interconnection Agreement with Southern California Edison expiring on June 22, 2010 to sell electricity on an “as available” basis at Southern California Edison’s short run avoided cost.

The Company is obligated to repay Pacific Hydro $13,755,100 (US$13,400,000) plus interest at LIBOR plus 6% in connection with the purchase of Mesa Wind.  The loan is secured by the shares of Mesa Wind and a charge on all Mesa Wind’s assets. At March 31, 2008, accrued interest on this loan amounted to $2,610,397. Mesa Wind has the exclusive right until January 26, 2013 to use 440 acres of land owned by the Bureau of Land Management near Palm Springs for a wind energy development facility.  The right-of-way provides for lease payments of US$78,478 per year and the right to obtain a new right-of-way if the existing right-of-way is in good standing.  Property taxes are approximately $110,000 per year and liability insurance costs are approximately $24,000 per year.

The Company has entered into an operations and maintenance agreement with Airstreams Maintenance Corporation (“AMC”) that requires the Company to reimburse all costs incurred in the maintenance of the Mesa Wind farm plus a management fee of US$200,000 per annum. The agreement is renewable annually with 30 days notice from its December 15 renewal date.  The Company has entered into agreements to purchase four vehicles and one crane used in the operation of the Mesa Wind Farm. At March 31, 2008, the balance outstanding amounted to $282,031.

Pacific Hydro commenced a legal action in December, 2006 demanding the immediate transfer of the common shares of Mesa Wind to repay the US$13.4 million acquisition loan. In September 2007, Pacific Hydro and the Company entered into a Settlement Agreement which amended the terms of the loan and the date of repayment. If the Company is unable to repay the loan, it will lose its major source of revenue, its largest revenue producing asset and the opportunity to redevelop the site (See “Settlement Agreement with Pacific Hydro”).

Steel Park

During the three months ended April 30, 2007, the Company completed the purchase of 1,128 acres of land near Kingman, Arizona. The land has been pledged as security for a mortgage of $423,431 payable to a shareholder of the Company on May 31, 2010 with interest payable monthly at 12% per annum.

The Company was granted a land right-of-way with the Bureau of Land Management for three years for the right to use 19,054 acres near Kingman, Arizona for the development of a wind farm. Annual payments for the use of the property amount to $19,054 per year. The Company is required to provide environmental reports to the Bureau of Land Management prior to the installation of meteorological towers on the property. If satisfactory due diligence is completed on the property, the Company will enter in to a 30 year right-of-way.

Selected Annual Information

For the Three Months Ended March 31, 2008 and the Three Months Ended April 30, 2007

	Three Months Ended March 31, 2008 ($ 000’s)	Three Months Ended April 30 2007 ($ 000’s)
Total revenues	877	1,673
Loss before discontinued operations	(2,142)	(141)
Net loss	(2,142)	(241)
Loss per share, basic and diluted	(0.07)	(0.01)
Total assets	26,558	29,221
Long term liabilities	6,065	6,750
Dividends declared and paid	-	-

Results of Operations

Revenues

	Three months	Three months
	ended	ended April
	March 31, 2008	30, 2007	Variance $	Variance %
Jan to Mar
Production Mwh	10,990	12,773	(1,783)	-14%
Price/Mwh	$79.66	$72.58	$7.08	10%
Sales	$875,414	$927,104	$(51,690)	-6%
April over January - energy sales	$-	$400,974	$(400,974)
Q1 energy sales for the quarter US$	$875,414	$1,328,078	$(452,664)	-34%
Exchange Rate	1.0023	1.1500	$(197,162)	-13%
Q1 energy sales for the quarter C$	$877,464	$1,527,290	$(649,826)	-43%
Other	$-	$100,328	$(100,328)
Total Q1 energy sales C$	$877,464	$1,627,618	$(750,154)	-46%

For the Three Months Ended March 31, 2008, the Mesa and Windridge wind farms generated a total of 10,990 MWh and revenues of US$875,414 (average price of US$80 per MWh) which were 1,783 Mwh (14%) and US$51,690 (6%) less than the same three months in 2007 of 12,773 MWh of electricity and revenues of US$927,104 (average price of US$73 per MWh). The change in year end from January 31 to December 31 added $400,974 to the prior quarter comparative because the winds are typically stronger in April than in January and another $197,162 from a stronger US dollar in 2007 compared to 2008. There was also an understatement in foreign exchange gain and an overstatement of revenue for the prior year of $100,328 for a total revenue variance of ($750,154) for the 2007 comparative Q1.

Amortization

Amortization was $569,395 for the three months ended March 31, 2008, down slightly from $613,292 for the three months ended April 30, 200 due to a weaker US$ in 2008.

Plant operating costs

Plant operating costs include operations and maintenance costs, property taxes, right-of-way fees, insurance and electricity costs.

For the three months ended March 31, 2008, the operations and maintenance expenses totaled $395,682 and were 45% of revenues compared to $695,461 and 42% of revenues in the comparative period. The nominal costs incurred in the previous operating period were higher due to a stronger US$ in 2007 and the remediation and repair expenditures conducted in early 2007 at the Mesa Wind Farm to bring the number of operating turbines from a low of 365 at the time of the acquisition up to a high of 426 by March 2007.

Interest and accretion on long term debt

Interest and accretion on long term debt decreased from $486,229 for the three months ended April 30, 2007 to $354,821 for the three months ended March 31, 2008 due to a stronger Canadian dollar in 2008 and fully accreted cost of conversion on long term debt.

Stock based compensation

Stock based compensation increased to $342,090 for the three months ended March 31, 2008 from $58,840 for the three months ended April 30, 2007. The increase was due to an understatement of $105,000 in Q1 of the previous year, an increase in the number of stock options granted to the Company’s investor relations firm in 2008 compared to the options granted in 2007 and the amortization of the vesting value of the higher number of total options granted in the 2007 calendar year compared to the 2006 calendar year.

Consulting and directors’ fees

Consulting and directors’ fees increased from $227,806 for the three months ended April 30, 2007 to $297,656 for the three months ended March 31, 2008. The major reasons for the increase include entering into new contracting arrangements with individuals that bring construction, electrical, legal and financial expertise to the Company as it embarks on the construction and development of its wind and solar projects; and increases in the monthly fees for the existing contractors and directors.

Professional fees

Professional fees decreased from $482,913 for the three months ended April 30, 2007 to $214,888 for the three months ended March 31, 2008 due to higher audit and legal fees last year to defend against law suits, legal and accounting costs related to the completion of January 31, 2006 and 2007 regulatory filings and the restatement of the financial statements for the year ended January 31, 2006.

Project costs

Project costs decreased from $75,945 for the three months ended April 30, 2007 to $12,286 for the three months ended March 31, 2008 due to a greater focus on developing the high probability projects like Windstar rather than early stage development projects. Costs of $112,631 for Windstar for the three months ended March 31, 2008 were capitalized as construction-in-progress.

Bonuses

Bonuses of $45,000 were accrued for the three months ended March 31, 2008 to meet quarterly amounts payable under certain executive consulting agreements.

At the 2005 Annual General Meeting, the Company’s shareholders approved the payment of bonuses  of $700,000 to Jeff Ciachurski, the Chief Executive Officer and a director of the Company, and $300,000 to Michael Boyd, an officer and director of the Company. The bonus to Michael Boyd was paid by the issuance of 182,930 shares in 2006 at a deemed price of $1.64 per share. The bonus payable to Jeff Ciachurski was paid by the issue of 426,829 shares to Jeff Ciachurski in November 2007 at a deemed price of $1.64.  The shares were subject to an escrow agreement over the period from May 30, 2005 (the date of grant) to October 26, 2007. As such $582,000 of the amount was expensed in the year ended January 31, 2006, $334,080 of the bonus was expensed in the year ended January 31, 2007 and the remaining $83,920 was expensed during the three months ended April 30, 2007.

Foreign exchange gain (loss)

The Company generated a foreign exchange loss of $560,652 for the three months ended March 31, 2008 due to a change in the US exchange rate from .9913 at December 31, 2008 to 1.0265 at March 31, 2008 which increased the carrying value of approximately US$15 million in long term debt and US$3 million in accounts payables, accrued interest and other accrued liabilities related to the acquisition of the Mesa and Windridge Wind Farms and real estate in Tehachapi and Arizona.

The major US operations of Mesa are considered foreign self-sustaining and the gain in value will be deferred until the Company’s net investment in those operations is  disposed of. The accumulated currency translation adjustments are recorded as accumulated other comprehensive (loss) income in shareholders’ equity. At March 31, 2008, the accumulated loss amounted to $1,491,829 and decreased by $414,104 during the three months ended March 31, 2008.

The foreign exchange gain of $900,502 for the three months ended April 30, 2007 was due to the increase in the value of the Canadian dollar compared to January 31, 2007 partially offset by an overstatement in revenue.

Summary of Quarterly Results
			Income (loss) Before	Net Income (Loss)	Net Income (Loss)
		Total	Discontinued	For The	Per Share Basic
		Revenues	Operations	Quarter	and Diluted

March 31, 2008		$877,464	$(2,141,520)	$(2,141,520)	$(0.07)
December 31, 2007 [1]		$282,053	$(2,589,496)	$(2,349,658)	$(0.09)
October 31, 2007		$817,266	$(151,762)	$(130,780)	$(0.01)
July 31, 2007 [2]		$1,492,822	$62,895	$137,756	$0.01
April 30, 2007		$1,672,618	$(140,870)	$(241,896)	$(0.01)
January 31, 2007[3,5]		$694,668	$(1,683,212)	$(6,910,189)	$(0.29)
October31 2006[3,5]		$861,471	$(2,806,422)	$(3,742,506)	$(0.16)
July 31, 20063, 5		$20,595	$(382,472)	$(382,472)	$(0.02)
April 30, 2006[3,5]		$17,706	$(687,441)	$(687,441)	$(0.03)
January 31, 2006[3,5]	$	Nil	$(2,347,802)	$(2,347,802)	$(0.14)
October, 31 2005[3,4,5]	$	Nil	$(1,249,085)	$(1,249,085)	$(0.07)
July 31, 2005[3,4,5]	$	Nil	$(1,024,667)	$(1,024,667)	$(0.06)
April 30, 2005[3,5]	$	Nil	$(492,667)	$(712,861)	$(0.03)

1 Represents a two month quarter due to the change of year end from January 31 to December 31. The Company changed its year end to December 31 in order to coincide with the financial year end of its US operating subsidiaries.

2 These amounts have been restated because, subsequent to October 31, 2007, we identified errors in the elimination of intercompany fees that impacted revenues, plant operating costs and the foreign exchange gain.

3 These amounts have been restated because, subsequent to October 31, 2006, we identified errors in the recording of stock based compensation for the years ended January 31, 2006 and for the nine months ended October 31, 2006. The amounts omitted, within the calculation of stock based compensation, the effects of the issue of 250,000 stock option on September 4, 2004 with an exercise price of $1.40 per share and the effects of the issue of 100,000 stock options on March 16, 2005 with an exercise price of $1.43 per share.

4 July 31 and October 31, 2005 amounts have been restated because the management share bonuses granted on May 30, 2005, during the second quarter were originally expensed in full during the third quarter.  In the fourth quarter, the bonuses were adjusted to be amortized over their vesting period, from May 30, 2005 to October 2007, thus resulting in a restatement of the July 31, 2005 and October 31, 2005 figures.

5October 31, 2006 amounts have been restated for discontinued operations.

Liquidity and Capital Resources

As at March 31, 2008, the Company had a working capital deficiency of $16,878,835 compared to a deficiency of $15,877,125 as at December 31, 2007.  At both dates, the deficiency reflected the impact of the Mesa Loan, which is a current liability until the Company arranges long term debt and/or equity financing to repay the loan and interest. The $1,001,710 increase in the working capital deficiency for the three months ended March 31, 2008 was due to the following:

$
Statement of operations items not involving cash	(806,949)
Unrealized foreign exchange loss on net liabilities	(560,547)
Cash used for investment in property, equipment and construction	(388,933)
Other	(96,037)
Less:
Issuance of common shares	622,780
Net cash from change in long term debt	227,976
Change in working capital deficiency	$(1,001,710)

The Company’s cash position was down $289,658 for the three months ended March 31, 2008 to $159,835 as the cash received from the issuance of shares was more than offset by cash flows used in operations and investing activities.

The Company has entered into an agreement to settle the lawsuits with Pacific Hydro as detailed in Legal Proceedings and has committed to repay the US$13,400,000 Mesa Loan. The Company expects to raise additional funds to repay the Mesa Loan and to develop its wind properties by obtaining additional debt financing from financial institutions, raising equity capital and/or entering into joint ventures with larger wind developers that have greater capital resources.

The Company is focusing on the development of the 120 MW Windstar Project and the redevelopment of the Mesa Wind Farm to 50 MW`s.

The Company’s recurring losses, its working capital deficiency and the uncertainty as to the ability of the Company to raise funds to repay Pacific Hydro raise doubt about the Company’s ability to continue as a going concern. Management plans to refinance the loan from a new loan from a major financial institution, raising capital from the sale equity or debentures and/or selling an interest in one of the projects to repay the Pacific Hydro loan and to develop and construct wind energy projects.

Credit risk, liquidity risk, interest rate risk, currency risk and commodity price risk

The Company has limited exposure to credit risk, as the majority of its sales contracts are with a large utility customer, and the Company’s cash is held with major North American financial institutions. Historically, the Company has not had collection issues associated with its receivables and the aging of receivables are reviewed on a regular basis to ensure the timely collection of amounts owing to the Company. At March 31, 2008 less than 1% of the Company’s receivables were not current. The Company manages its credit risk by entering into sales agreements with credit worthy parties and through regular review of accounts receivable. This risk management strategy is unchanged from the prior year.

The Company manages its liquidity risk associated with its financial liabilities (primarily those described in Note 5 of the unaudited financial statements and current liabilities) through the use of cash flow generated from operations, combined with strategic use of long term debt and issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities. The contractual maturities of the Company’s long term financial liabilities are disclosed in Note 5, and remaining financial liabilities, consisting of accounts payable, are expected to be realized within one year. As disclosed in Note 16, the Company was in compliance with all financial covenants relating to its financial liabilities as at March 31, 2008. This risk management strategy is unchanged from the prior year.

The Company has substantial assets denominated in US$ related to its California and Arizona properties. The foreign currency exposure on these assets is managed through US$ denominated financing. Based upon the remaining payments at March 31, 2008, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, over the timing of the payments to be made by the Company, would result in a $170,000 impact to net income mitigated by  $100,000 impact to accumulated other comprehensive income (“AOCI”). This risk management strategy is for AOCI is unchanged from the prior year.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements at this time.

Critical Accounting Estimates

The critical accounting estimates are as follows:

(a)

The Company has allocated the purchase price of property, equipment, goodwill and other intangible assets based on the estimated fair market values of assets and liabilities acquired.

(b)

The Company has recorded an asset retirement obligation, based on estimates of the cost to remediate the Mesa Wind Farm at a future date.

(c)

The Company has performed impairment testing on the amount recorded as goodwill.

(d)

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. The critical accounting estimates are as follows:

a.

The Company has amortized the cost of its generating facilities, equipment and power purchase agreements over their estimated useful lives.

b.

The Company has recorded stock-based compensation using the Black-Scholes Option Pricing Model that requires an assumption of the expected lives of stock options granted to employees and consultants.

c.

The Company has allocated the value of a conversion option using the Black-Scholes Option Pricing Model that requires an assumption on the expected life of the conversion option. . The difference between the loan amount and the value of the conversion option is being accreted over the term of the loan.

Initial Adoption and Changes in Accounting Policies

During the quarter, the Company adopted new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”):  Handbook Section 1535, Capital Disclosures (“Section 1535”), Financial Instruments - Disclosures (“Section 3862”), and Handbook Section 3863, Financial Instruments - Presentation (“Section 3863”).

(e)

Capital disclosure

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new disclosures are included in Note 16 to the unaudited financial statements.

(f)

Financial instruments disclosures and presentation

Sections 3862 and 3863 replace CICA Handbook Section 3861, Financial Instruments Disclosures and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments.  Sections 3862 and 3863 place increased emphasis on disclosures about the nature and the extent of risks arising from financial instruments and how the entity manages those risks.  The new disclosures pursuant to these new CICA Handbook Sections are included in Note 14 to the unaudited financial statements.

New accounting pronouncements

(a)

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, and amended Section 1000, Financial Statement Concepts, clarifying the criteria for the recognition of assets, intangible assets and internally developed intangible assets.  Items that no longer meet the definition of an asset are no longer recognized with assets.  The standard is effective for fiscal years beginning on or after October 1, 2008 and early adoption is permitted.  We are currently evaluating the impact these sections will have on our results of operations and financial position.

(b)

International Financial Reporting Standards

In January 2006, the CICA adopted a strategic plan for the direction of accounting standards in Canada.  Accounting standards for public companies in Canada will converge with the International Financial Reporting Standards (“IFRS”) by 2011 and we will be required to report according to IFRS standards for the year ended December 31, 2011.  We are currently assessing the impact of the convergence of Canadian GAAP with IFRS on our results of operations, financial position and disclosures.

Transactions with Related Parties:

The following expenses were accrued/paid to directors, officers, a significant shareholder and the spouse of a director of the Company:

	Three months ended
	March 31,	April 30,
	2008	2007
	$	$

Consulting and directors' fees	208,087	248,555
Bonuses	45,000	83,920
Management fees	67,500	45,000
Office and secretarial	21,000	19,500
Interest	311,685	428,227
	653,272	825,202

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties.

Controls and Procedures

At the end of the period covered by this report, being March 31, 2008, the Company carried out an evaluation of the effectiveness of the design and operation of our Company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures could be improved by adding a full time financial controller to further segregate duties and engaging our auditors to assist the audit committee with its review of the unaudited interim consolidated financial statements.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company’s reports filed or furnished is recorded, processed, summarized and reported, within the time periods specified by regulators. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports is accumulated and communicated to management, including our President and Chief Executive Officer as appropriate, to allow timely decisions regarding required disclosure.

In May 2008, the company engaged its auditors to assist the audit committee with its review of the interim consolidated financial statements for the three months ended March 31, 2008.

The Company has initiated a search for a financial controller.

Announcements for the Period Under Review – Three Months Ended March 31, 2008

On January 3, 2008 the Company issued 213,179 shares for the conversion of debts totaling $275,000 at a deemed price of $1.29 per share. There were no gains or losses on the settlement of these debts.

On February 29, 2008 the Company received a conditional commitment letter from Norddeutsche Landesbank Girozentrale (“NORD/LB”) to provide an $8.7 million loan in two tranches to refinance a portion of the Mesa acquisition loan.

On March 18, 2008 Pacific Hydro agreed to provide an extension of the repayment of the Mesa acquisition loan from the repayment date of April 28, 2008 to June 24, 2008 in exchange for a $100,000 extension fee which was paid in March 21, 2008.

Subsequent Events

On April 3, 2008, the company announced that Loewen, Ondaatje, McCutcheon Limited of Toronto, Canada successfully placed the 6 million shares of Western Wind Energy previously held by Pacific Hydro Pty. Limited of Australia at $2.15 per share.

Subsequent to March 31, 2008 the Company received $459,097 from the exercise of 255,807 warrants and 160,000 stock options and issued a further 83,026 common shares upon the exercise of 75,926 options fully paid by debt conversions valued at $105,731 and a long term debt conversion of $10,000.

On April 3, 2008 the Company granted 337,400 stock options to Ascenta Capital Partners Inc. exercisable at a price of $2.29 per share in accordance with the Company’s stock option plan. The options expire five years from the date of grant and the options vested 25% on the date of grant and 25% every three months thereafter

On May 21, 2008, the company announced that it had received a proposal to acquire all development rights of its 120 MW Windstar property in the Tehachapi region of California for $228 million over a 30 year period including royalty payments pursuant to a land lease. The parties failed to reach agreement consequently, the Company will continue negotiations with other interested parties.

On May 27, 2008, the Company entered into an engagement letter with Loewen, Ondaatje, McCutcheon Limited (“LOM”) pursuant to which it has engaged LOM and a syndicate of agents formed by LOM, as agents in connection with a proposed private placement of up to 6,315,789 special warrants of the Company at a price of $2.85 per special warrant to raise total gross proceeds of approximately $18 million. Each special warrant will entitle the holder to acquire one common share and one-half of one common share purchase warrant. Each warrant will entitle the holder to acquire one common share of the Company at a price of $3.70 per share until 24 months from the closing date of the offering.  The Company intends to use the net proceeds from the offering to repay the Mesa Loan and the balance will be used for working capital purposes. The offering is being undertaken on a fully marketed, commercially reasonable efforts basis by the agents who will be paid a cash commission of 7% of the gross proceeds and will be granted agent's compensation options to purchase an additional 7% of the number of special warrants sold. The Company will use its best efforts to file a prospectus qualifying the distribution of the common shares and warrants issuable upon exercise or deemed exercise of the special warrants. In the event that a decision document is not received for a prospectus qualifying the distribution of the common shares and warrants issuable upon exercise or deemed exercise of the special warrants by July 31, 2008, each special warrant will be convertible into 1.1 common shares (in lieu of one common share) and 0.55 warrant (in lieu of one-half warrant). Closing of the offering is scheduled to occur on or about June 20, 2008.

Commitments and Contingent Liabilities

The commitments as at March 31, 2008 are as follows:

					More
		Within 1	2 to 3	4 to 5	than 5
	Total	year	years	years	years
	$	$	$	$	$

Right-of-way agreements	510,984	99,540	176,010	156,956	78,478
Office lease	363,582	72,132	147,240	144,210	-
Loans payable	15,128,168	14,234,585	689,583	168,019	35,981
Management contract	134,667	134,667	-	-	-
	16,137,401	14,540,924	1,012,833	469,185	114,459

The contingent liabilities as at March 31, 2008 are as follows:

(a)

The Company has no employees, and remunerates all officers, directors, and all other individuals by way of consulting fees. If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for employer related withholdings and costs.

(b)

Pacific Hydro Litigation

(i)

The Company entered into a settlement agreement with Pacific Hydro on September 28, 2007 and completed the Phase I closing on that date and the Phase II closing on November 28, 2007 as described in Legal Proceedings above. Pursuant to the Phase II closing, all of the legal actions were terminated but the parties may recommence the litigation proceedings to enforce their rights if the Mesa Wind acquisition loan is not repaid by the repayment date.  Furthermore Pacific Hydro will have the right to foreclose on the shares of Mesa Wind that have been placed in escrow.

(ii)

On November 7, 2006, Pacific Hydro commenced legal action to require the transfer of the shares of Mesa Wind Power Corporation to Pacific Hydro. The Company has filed a statement of defense and counterclaim. The statement of defence states that Pacific Hydro did not elect to subscribe to the US$7 million in shares to partially repay the Loan of US$13,400,000 to Pacific Hydro so that the maturity date of the loan was extended to December 31, 2006. The counterclaim states that Pacific Hydro has obstructed the Company’s efforts to refinance the loan and demands that the maturity date be extended to 180 days after the settlement of all lawsuits with Pacific Hydro, that Pacific Hydro be restrained from taking action to realize upon its security until a final determination is made by the Court and that Pacific Hydro pay damages to the Company.

(iii)

On December 19, 2006, Pacific Hydro commenced legal action to prevent the Company from selling, developing, leasing or using the land in Tehachapi, California without their participation.  The Company is claiming that the alliance agreement or subsequent joint venture agreements require shareholder approval and that joint venture agreements are subject to the negotiation of a definitive agreement.  The Company filed a statement of defence and counterclaim with respect to this action.  Since the agreement has not been specifically approved by the shareholders, management believes that a special general meeting of the shareholders is required to approve any agreement with Pacific Hydro.

Other MD&A Requirements

Disclosure of Outstanding Share Data

Summary of Securities Issued During the Period

	Common	Common	Warrants	Total
	Shares	Shares
	#	$	$	$
Balance, December 31, 2007	28,827,039	$26,255,942	$1,030,482	$27,286,424
Cash transactions
Exercise of options at $1.05 per share	5,000	5,250	-	5,250
Exercise of options at $1.23 per share	100,000	123,000	-	123,000
Exercise of warrants at $1.05 per share	225,500	306,036	(69,261)	236,775
Exercise of warrants at $1.75 per share	16,470	37,551	(8,728)	28,823
Non-cash transaction				-
Debt settlement at a value of $1.20 per share	166,667	200,000	-	200,000
Debt settlement at a value of $1.61 per share	46,512	75,000	-	75,000
Transfer from contributed surplus on exercise of options	-	88,176	-	88,176
Balance, March 31, 2008	29,387,188	$27,090,955	$952,493	$28,043,448

Summary of Options Granted During the Period

Nil

Summary of Marketable Securities Held at the End of the Period

Nil

Summary of Securities at the End of the Reporting Period

Authorized Capital:                                         unlimited common shares without par value, unlimited class A preferred securities without par value

Issued and Outstanding:

29,387,188 common shares

Number and Recorded Value for Shares Issued and Outstanding

At March 31, 2008, the Company had 29,387,188 common shares outstanding having an average paid up value of $0.92 per share ($27,090,955).

Description of Options, Warrants and Convertible Securities Outstanding as at March 31, 2008

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Stock Options	95,000	$1.05	June 25, 2008
Stock Options	400,000	$1.74	December31, 2008
Stock Options	200,000	$2.40	December31, 2008
Stock Options	50,000	$2.55	November 10, 2008
Stock Options	200,000	$1.44	May 20, 2009
Stock Options	100,000	$1.44	May 25, 2009
Stock Options	25,000	$1.52	June11, 2009
Stock Options	250,000	$1.40	September 2, 2009
Stock Options	100,000	$1.43	March 16, 2010
Stock Options	250,000	$1.33	September 6, 2010
Stock Options	750,000	$1.23	September 25, 2011
Stock Options	250,000	$1.10	February 23, 2012
Stock Options	875,000	$1.54	November 8, 2012
Stock Options	275,000	$1.32	November 28, 2012
Stock Options	275,000	$1.32	December 10, 2012
Warrants	117,416	$1.30	November 28, 2008
Warrants	441,133	$2.20	December 5, 2008
Warrants	20,000	$1.30	December 31, 2008
Warrants	469,550	$1.05	February 23, 2009
Warrants	107,779	$1.05	August 1, 2009
Warrants	165,000	$1.20	October 11, 2009
Warrants	1,197,430	$1.75	October19, 2009
Warrants	10,000	$1.75	November 9, 2009

Total Number of Shares in Escrow or Subject to Pooling Agreement

750,000 shares are held in escrow pursuant to an escrow agreement dated April 29, 1999 as amended on October 26, 2007.

Additional information relating to the Company is available on SEDAR at www.sedar.com.